                                                                EXHIBIT (a)(1.4)


                                               LETTER TO ELIGIBLE OPTION HOLDERS
                                           ACCOMPANYING EXCHANGE OFFER MATERIALS


                                 AUTOBYTEL INC.
                            18872 MACARTHUR BOULEVARD
                            IRVINE, CALIFORNIA 92612


December 14, 2001

Dear Option Holder:

        Autobytel Inc. ("Autobytel") has recognized that, as a result of today's difficult market conditions, many of the stock options that have heretofore been granted under the Auto-by-Tel Corporation 1996 Stock Incentive Plan, as amended (the "1996 Incentive Plan"), the autobytel.com inc. 1998 Stock Option Plan, as amended (the "1998 Plan"), the autobytel.com inc. 1999 Stock Option Plan, as amended (the "1999 Plan"), the autobytel.com inc. 1999 Employee and Acquisition Related Stock Option Plan, as amended (the "1999 Acquisition Plan"), the autobytel.com inc. 2000 Stock Option Plan, as amended (the "2000 Plan," and with the 1996 Incentive Plan, the 1998 Plan, the 1999 Plan, and the 1999 Acquisition Plan, the "Autobytel option plans" and individually each an "Autobytel option plan"), the Downtown Web, Inc. d/b/a Autoweb 1997 Stock Option Plan (the "1997 Autoweb Plan"), the Autoweb.com, Inc. 1999 Equity Incentive Plan, as amended (the "1999 Autoweb Plan") or the Autoweb.com, Inc. 1999 Directors Stock Option Plan (the "Autoweb Directors Plan," and with the 1997 Autoweb Plan and the 1999 Autoweb Plan, the "Autoweb option plans" and each individually an Autoweb option plan), may not currently be providing the performance incentives for our valued directors and employees that were intended.

        Accordingly, I am happy to announce that Autobytel is offering you the opportunity to tender (surrender) for exchange your currently outstanding options (vested and unvested) under the Autobytel option plans and the Autoweb option plans with an exercise price per share of more than $4.00 for new options to be granted under the Autobytel option plans (the "Offer"). Please note that the Offer is made with respect to all or none of your options having an exercise price greater than $4.00, which means that if you wish to participate, you will be required to tender all options with an exercise price of more than $4.00. In addition, if you tender any options for exchange, you must also tender for exchange all option grants that you received during the six (6) month period prior to the commencement date of the Offer and any options that we may grant to you during the Offer, even if those option grants have an exercise price equal to or less than $4.00 per share. For purposes of the Offer, if you held unvested options that were granted under one or more of the Autoweb option plans that were assumed by Autobytel in connection with Autobytel's acquisition of Autoweb.com, Inc., those options are deemed to have been granted as of August 14, 2001 (i.e., within the six (6) month period prior to the commencement date of the offer) and, accordingly, you will be required to tender those options for exchange if you choose to participate in the Offer. Of course, you have the right to choose not to tender any of your options. Please note that, for the purposes of the Offer, options that were granted under one or more of the Autoweb option plans that were vested when they were assumed by Autobytel are deemed to have been granted on the date such options were granted under the applicable Autoweb option plan.

        In exchange for any options tendered by an option holder that are accepted for exchange and canceled by us, the option holder will receive a number of new options exercisable for a number of shares of common stock (rounded up to the nearest whole number) determined in accordance with the following exchange ratios:

Option Holder
December 14, 2001
Page 2

      Exercise Price of Options Tendered                     Exchange Ratio
      ----------------------------------                     --------------
      $4.00 or less......................................        1 for 1
      $4.01 -- $10.00....................................       .9 for 1
      More than $10.00...................................       .1 for 1

        We will grant the new options to you within 20 business days after the date which is at least six months after the date we cancel the options accepted by us for exchange. Unfortunately, we are not able to simply reprice your current options, offer an immediate grant date, or carry forward current market prices to the grant date because doing so would mandate additional and unfavorable compensation expenses under our accounting and financial reporting requirements.

        Please note that this offer is only to current employees and directors of Autobytel Inc. and its subsidiaries, and you must continue to be an employee or director of Autobytel Inc. or one of its subsidiaries from the date you tender your options for exchange through the date the new options are granted in order to receive new options. If you do not remain an employee or director of Autobytel Inc. or any of its subsidiaries for any reason during such period, you will not receive any new options or any other consideration for the options tendered by you and canceled by Autobytel Inc.

        The terms and conditions of new options will be governed by the applicable Autobytel option plan, as set forth in the Offer, and will include the following terms:

        - The exercise price of the new options will be equal to the closing sales price of our common stock on the Nasdaq National Market or, if our common stock is not listed on the Nasdaq National Market, the exercise price of the new options will be determined as provided for in the applicable option plan.

        - Each of the new options (except for certain "performance options" and non-employee director options, as described below) will have a vesting schedule as follows:

               * tendered options that are vested on or before the cancellation date will be exchanged for options that are 60% vested on the first business day which is six months and one day after the date of grant, with the remaining options vesting at a rate of 20% annually on the first and second anniversary of the grant date; and

               * tendered options that are not vested on or before the cancellation date will be exchanged for options that vest at the rate of 50% annually on the first and second anniversary of the grant date.

        - Non-employee director options will have a vesting schedule as follows:

               * tendered non-employee director options that are vested on or before the cancellation date will be exchanged for options that are 50% vested on the date of grant, with the remaining 50% vesting on the first anniversary of the grant date; and

Option Holder
December 14, 2001
Page 3

               * tendered non-employee director options that are not vested on or before the cancellation date will be exchanged for options that vest 100% on the first anniversary of the grant date.

        -      "Performance options" will have a vesting schedule as follows:

               * tendered performance options that are vested on or before the cancellation date will be exchanged for options that are 60% vested on the first business day which is six months and one day after the date of grant, with the remaining options vesting at a rate of 20% annually on the first and second anniversary of the grant date; and

               * tendered performance options that are not vested on or before the cancellation date will be exchanged for performance options that vest on the fifth anniversary from the date of grant with accelerated vesting of six equal or nearly equal installments over half-year periods from the date of the grant depending on an increase in our stock price equal to 100% over the market price on the date of grant for each installment.

        - The term of the old options will not carry over to the new options. Instead, the terms of the options will be as follows:

               * for new options granted to replace old options with a term of ten years, the term of the new option will be ten years from the grant date; and

               * for new options granted to replace old options with a term of five years, the term of the new option will be five years from the grant date

        - The other terms and conditions of the new options will be substantially the same as the terms and conditions as set forth in the option agreements relating to the old options that you tendered for exchange, including, if applicable to you, provisions relating to the events or occurrences that may trigger the acceleration, termination or forfeiture of options. However, we may alter some of the terms of the new options to reflect any changes to tax, securities or other applicable laws or regulations that may take effect.

        There is no way to predict what the price of our common stock will be during the next six months or thereafter. It is possible that the market price of our common stock on the date of grant of any new options issued to you will be higher than the current exercise price of your options. It is also possible that you will no longer be employed by Autobytel Inc. or any of its subsidiaries at the anticipated time of such new option grant. In addition, we reserve the right, in the event of a merger or similar transaction, to take any actions we deem necessary or appropriate to complete a transaction that our board of directors believes is in the best interest of our company and the stockholders. This could include terminating your right to receive new options under the Offer after your old options which you tendered have been cancelled. In that case, you would receive nothing for the old options. For these reasons, you should make a decision to tender only after careful, considered thought.

Option Holder
December 14, 2001
Page 4

        Neither the board of directors nor management makes any recommendation as to whether you should tender or refrain from tendering your options in the Offer. You must make your own decision whether to tender your options.

        Autobytel Inc.'s offer is being made under the terms and subject to the conditions of an Offer to Exchange Outstanding Options and a related Letter of Transmittal, which are enclosed with this letter. You should carefully read the entire Offer to Exchange and Letter of Transmittal before you decide whether to tender your options. A tender of options involves risks which are discussed in the Offer to Exchange.

        To tender options, you will be required to properly complete and return to us the Letter of Transmittal and any other documents specified in that letter by no later than January 15, 2002, unless we extend the termination date, as explained in the Offer to Exchange, in which case, they must be returned by the extended expiration date of the offer. You must deliver a properly executed paper copy or fax copy of the documents. E-mail delivery will not be accepted.

        If you have any questions about the offer, please contact Ariel Amir, our General Counsel, at telephone: (949) 225-4500, fax: (949) 862-1323, or email: ariela@autobytel.com. We thank you for your continued efforts on behalf of Autobytel Inc.

                                         Sincerely yours,

                                         /s/ Jeffrey A. Schwartz
                                         ---------------------------------------
                                         Jeffrey A. Schwartz
                                         President and Chief Executive Officer